Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; Applied Materials, Inc.

Commission File No. 132-02780

EXTRAORDINARY REPORT

Filed on: February, 19, 2014

To: The Director General of the Kanto Local Finance Bureau

Corporate Name:	Tokyo Electron Limited

Name and Title of Representative:	Tetsuro Higashi
President and Representative Director

Address of Head Office:	3-1 Akasaka 5-chome, Minato-ku, Tokyo

Telephone Number:	03-5561-7000

Administrative Person to Contact:	Yuki Maejima
Director of General Affairs Dept.

Nearest Place to Contact:	3-1 Akasaka 5-chome, Minato-ku, Tokyo

Telephone Number:	03-5561-7000

Administrative Person to Contact:	Yuki Maejima
Director of General Affairs Dept.

Place at which a Copy of this Extraordinary Report is Available for Public Inspection

Name:	Tokyo Stock Exchange, Inc.

Address:	2-1, Kabutocho, Nihonbashi
Chuo-ku, Tokyo

1.	Reasons for Filing

Since Tokyo Electron Limited (“Tokyo Electron”) decided at a board of directors meeting on September 24, 2013, to implement the business combination with Applied Materials, Inc. (President and CEO: Gary Dickerson) (“Applied Materials,” each of Tokyo Electron and Applied Materials a “Company,” and together, the “Companies”) by combining their respective businesses through a merger of equals by the Companies (the “Business Combination”), and by means of implementing the Business Combination, Tokyo Electron also decided to execute a business combination agreement (the “Business Combination Agreement”) which contemplates the Business Combination would be effected pursuant to (1) a merger under Japanese law (the “Tokyo Electron Merger”) of Tokyo Electron with a Japanese subsidiary (the “Tokyo Electron Merger Sub”) of a newly formed holding company organized under the laws of The Netherlands (the “HoldCo”), whereby each issued and outstanding share of Tokyo Electron will be exchanged for 3.25 ordinary shares of HoldCo and (2) the merger of Applied Materials with an indirect Delaware subsidiary of HoldCo that will merge with and into Applied Materials in accordance with Delaware law (the “Applied Materials Merger”), whereby each issued and outstanding share of Applied Materials will be converted into the right to receive one ordinary share of HoldCo, Tokyo Electron filed the Extraordinary Report on September 26, 2013 pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Sub-paragraph 7-3 of the Cabinet Office Ordinance Concerning Disclosure of Contents, etc. of Companies and the Extraordinary Report on December 19, 2013 pursuant to Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Act regarding the Tokyo Electron Merger. However, after taking into account the views of advisors regarding U.S. tax matters, in order to ensure that the transaction relating to the Business Combination complies with new regulations issued under the U.S. Internal Revenue Code, on February 15, 2014, the Companies executed an amended agreement to the Business Combination Agreement (the “Amendment Agreement”) to provide for the effectuation of the Business Combination using a triangular share-for-share exchange (the “Tokyo Electron Share Exchange”), pursuant to which Tokyo Electron will become a direct wholly-owned subsidiary of the Tokyo Electron Merger Sub, and correlatively, an indirect, wholly-owned subsidiary of the HoldCo, as the transaction to be implemented on the side of Tokyo Electron rather than the previously contemplated Tokyo Electron Merger (such change in the manner in which the Business Combination will be effected, the “Scheme Change”). The Scheme Change will not change the number of HoldCo ordinary shares to be issued for each issued and outstanding share of Tokyo Electron; accordingly, as also contemplated prior to the Scheme Change, in the Tokyo Electron Share Exchange, each issued and outstanding share of Tokyo Electron will be exchanged for 3.25 ordinary shares of HoldCo. As a result of the Scheme Change and the amendment of the Business Combination Agreement, Tokyo Electron is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Sub-paragraph 6-2 of the Cabinet Office Ordinance Concerning Disclosure of Contents, etc. of Companies regarding the Tokyo Electron Share Exchange.

2.	Text of Report

1.	Item about the Counterparty of the Tokyo Electron Share Exchange

(1) Corporate name, Address of Headquarter, Name of Representative, Amount of Capital reserve, Amount of Net Assets, Amount of Total Assets and Business Operation

Corporate name	TEL Japan GK (Note 1 and Note 2)
Address of Headquarter	3-1 Akasaka 5-chome, Minato-ku, Tokyo
Name of Representative	Representative Partner Tokyo Electron Executor Tetsuro Higashi Executor Hirofumi Kitayama
Amount of Capital reserve	1,000,000 yen
Amount of Net Assets	1,000,000 yen
Amount of Total Assets	1,000,000 yen
Business Operation

1.    To manufacture, purchase and sell electronic products and parts, materials and appurtenances thereof;

2.    To manufacture, purchase and sell physical and chemical appliances and parts, materials and appurtenances thereof;

3.    To conduct research, development and consulting with respect to electronic products, physical and chemical appliances and parts, materials and appurtenances thereof;

4.    To acquire and transfer patents and other industrial property rights and to act as an agent in connection therewith; and

5.    To engage in any other business related to the foregoing.

(Note 1)	Tokyo Electron Share Exchange Sub has not yet been incorporated as of the date of filing this Extraordinary Report. The date of incorporation of the Tokyo Electron Share Exchange Sub is to be determined.

(Note 2)	The company name is as of the date of incorporation. Tokyo Electron and Applied Materials will change the name of the Tokyo Electron Share Exchange Sub prior to, or in conjunction with, the closing of the Business Combination.

(2) Sales amount, Operating Income, Ordinary Income and Net Income of recent three fiscal years

N/A since Tokyo Electron Share Exchange Sub has not yet been incorporated and the first time of the accounting period has not yet come.

(3) Name of Major Shareholders and Shareholding Ratio of Major Shareholders

HoldCo             100% (Scheduled)

(Note)	Tokyo Electron Share Exchange Sub is scheduled to be established as a wholly-owned subsidiary of Tokyo Electron and will become a wholly-owned subsidiary of HoldCo (incorporated on January 6, 2014) prior to the completion of the Tokyo Electron Share Exchange. In addition, the company name of HoldCo as of the date of incorporation is TEL-Applied Holdings B.V. Tokyo Electron and Applied Materials will change the name of HoldCo prior to, or in conjunction with, the closing of the Business Combination.

(4) Capital, Personnel and Business Relationship with Tokyo Electron

Capital Relationship	Tokyo Electron Share Exchange Sub is scheduled to be established as a wholly-owned subsidiary of Tokyo Electron and will become a wholly-owned subsidiary of HoldCo prior to the completion of the Tokyo Electron Share Exchange.
Personnel Relationship	Tetsuro Higashi and Hirofumi Kitayama, Representative Directors of Tokyo Electron, will be Executors of the Tokyo Electron Share Exchange Sub.
Business Relationship	N/A

2.	Purpose of the Tokyo Electron Share Exchange

The background and purpose of the Tokyo Electron Share Exchange are as follows, and there are no changes from September 24, 2013, the execution date of the Business Combination Agreement.

Since the foundation, both companies have been innovators in semiconductor and display technology for more than 50 years. Today, mobile devices, including PCs, smartphones and tablets, have made significant progress, and the degree of demand for the speed of technology innovation, for the diversification of technology, and for the cost efficiencies has reached heights not yet seen in the past.

To support the industries’ continued growth toward creating a more enriched society, we need to meet new technological challenges with better solutions at lower cost. The purpose of the Business Combination is, with the best and broadest capability of both companies, to provide innovative solutions that will achieve better device performance, yield enhancement and cost improvement to these challenges.

Through the Business Combination, both Tokyo Electron and Applied Materials will combine a wide variety of human resources and technologies in semiconductor and display manufacture industry, and aim to be a leading company that will bring new material innovations in the cutting-edge area, including transistor, interconnect layers, advanced packaging and display.

3.	Method of the Tokyo Electron Share Exchange, Outline of the Allotment Pursuant to the Tokyo Electron Share Exchange and Other Contents of Tokyo Electron Share Exchange Agreement

(1) Method of the Tokyo Electron Share Exchange

Pursuant to the share exchange agreement which will be executed between Tokyo Electron and Tokyo Electron Share Exchange Sub (“Tokyo Electron Share Exchange Agreement”), the Tokyo Electron Share Exchange will be commenced in the form of triangular share exchange where each issued and outstanding share of Tokyo Electron will be exchanged for ordinary shares of HoldCo, and, as a result of the Tokyo Electron Share Exchange, Tokyo Electron will be a wholly-owned subsidiary and Tokyo Electron Share Exchange Sub will be a wholly-owning parent. As mentioned in the above “1. Reasons for Filing”, the Tokyo Electron Share Exchange will be commenced as a part of the Business Combination and the outline of the Business Combination is as follows.

The Business Combination is structured as a merger of equals. Subject to the terms and conditions of the Business Combination Agreement and the Amendment Agreement, pursuant to (1) the Tokyo Electron Share Exchange and (2) the Applied Materials Merger,

Tokyo Electron and Applied Materials will each become wholly-owned indirect subsidiaries of HoldCo. The consideration in the Business Combination will be the ordinary shares of HoldCo which has been organized under the laws of the Netherlands, whose ordinary shares are expected to be listed on the TSE and Nasdaq. Tokyo Electron will be delisted from the TSE prior to the completion of the Tokyo Electron Share Exchange and Applied Materials will be delisted from Nasdaq effective upon the completion of the Applied Materials Merger.

Completion of the Business Combination is subject to customary closing conditions, including the receipt of approval to consummate the Business Combination from the Companies’ respective shareholders and certain governmental regulators and authorities under applicable competition laws in Japan, U.S. and other countries.

With respect to the place of the incorporation of the HoldCo, the Companies selected among the third country other than Japan and U.S. in light of a merger of equals, and decided to organize HoldCo in the Netherlands, where the institutional infrastructure is set out well.

More specifically, upon the terms and subject to the conditions set forth in the Business Combination Agreement and the Amendment Agreement, the Companies intend to take the following steps in connection with the consummation of the Business Combination (see Attachment 1):

(a) Tokyo Electron has formed HoldCo and will form Tokyo Electron Share Exchange Sub, and Tokyo Electron Share Exchange Sub will become a wholly-owned subsidiary of HoldCo, for the purpose of effecting the Tokyo Electron Share Exchange.

(b) Applied Materials will form a new Delaware limited liability company (“Applied Materials Merger Sub”), which will be an indirect wholly-owned subsidiary of HoldCo, for the purpose of effecting the Applied Materials Merger.

(c) Tokyo Electron and Tokyo Electron Share Exchange Sub will effect the Tokyo Electron Share Exchange, pursuant to which each issued and outstanding share of Tokyo Electron will be exchanged for 3.25 ordinary shares of HoldCo and Tokyo Electron will be a wholly-owned subsidiary and Tokyo Electron Share Exchange Sub will be a wholly-owning parent in the share exchange.

(d) On the condition that (c) above becomes effective, Applied Materials and Applied Materials Merger Sub will effect the Applied Materials Merger, with Applied Materials surviving the Applied Materials Merger as a subsidiary of HoldCo and each issued and outstanding share of Applied Materials will be converted into the right to receive one ordinary share of HoldCo.

(e) The ordinary shares of HoldCo are expected to be listed on the TSE and Nasdaq.

(2) Outline of the Allotment Pursuant to the Tokyo Electron Share Exchange

(a) Outline of the Allotment Pursuant to the Tokyo Electron Share Exchange (Holdco Share Exchange Ratio)

Number of HoldCo Ordinary Shares each Share of Tokyo Electron Common Stock will be Exchanged For Pursuant to the Tokyo Electron Share Exchange (See Note 1)	3.25
Total Number of HoldCo Ordinary Shares to be Issued to Tokyo Electron Shareholders in the Tokyo Electron Share Exchange (See Note 2)	582,359,973

(Note 1)	Pursuant to the terms of the Tokyo Electron Share Exchange Agreement, Tokyo Electron shareholders will receive 3.25 ordinary shares of HoldCo in exchange for each share of Tokyo Electron held by them immediately prior to the effective time of the Tokyo Electron Share Exchange. Notwithstanding the foregoing, Tokyo Electron will cancel all treasury shares held by it before the Tokyo Electron Share Exchange becomes effective, but the purchase of shares from dissenting shareholders will adhere to any appraisal rights provided under the Japanese Companies Act. The share exchange ratio identified above has not been amended or modified since the execution of the Business Combination Agreement on September 24, 2013.

(Note 2)	Number of new ordinary shares to be distributed by HoldCo to Tokyo Electron Shareholders (Scheduled)

The above has been calculated based on Tokyo Electron’s total number of outstanding shares excluding treasury shares (179,187,684 shares) as of September 20, 2013, the last full trading day immediately preceding the execution date of the Business Combination Agreement.

(Note 3)	No fractional shares will be issued in connection with the Business Combination. Shareholders of Tokyo Electron who would be entitled to receive fractional shares of HoldCo will receive in the alternative a cash payment calculated in accordance with the terms of the Tokyo Electron Share Exchange Agreement.

(Note 4)	Handling Shares less than one unit

There is no unit share system under the law of the Netherlands, the jurisdiction of HoldCo’s incorporation.

(Note 5)	HoldCo Share Exchange Ratio with respect to the Applied Materials Merger is as follows:

Number of HoldCo Ordinary Shares each Share of Applied Materials Common Stock will be Converted Into Pursuant to the Applied Materials Merger (See Note 5-1)	1
Total Number of HoldCo Ordinary Shares to be Issued to Applied Materials Stockholders in the Applied Materials Merger (See Note 5-2)	1,204,053,948

(Note 5-1)	Pursuant to the terms of the Business Combination Agreement and the Amendment Agreement, Applied Materials stockholders will receive one ordinary share of HoldCo for each share of Applied Materials common stock held by them as of immediately prior to the effective time of the Applied Materials Merger. Notwithstanding the foregoing, no ordinary shares of HoldCo will be paid or payable in respect of any treasury shares, shares of Applied Materials common stock held by Applied Materials or any of its subsidiaries or to dissenting stockholders who exercise appraisal rights under Delaware law, if available, in each case as of immediately prior to the effective time of the Applied Materials Merger. The share exchange ratio identified above has not been amended or modified since the execution of the Business Combination Agreement on September 24, 2013.

(Note 5-2)	Number of new ordinary shares to be distributed by HoldCo to Applied Materials Stockholders (Scheduled)

The above has been calculated based on Applied Materials’s total number of outstanding shares excluding treasury shares (1,204,053,948 shares) as of September 18, 2013, the last full trading day immediately preceding the execution date of the Business Combination Agreement.

(Note 5-3)	No fractional shares will be issued in connection with the Business Combination. Stockholders of Applied Materials who would be entitled to receive fractional shares of HoldCo will receive in the alternative a cash payment equal to such stockholder’s pro rata share of the proceeds of the fractional shares sold in a commercially reasonable manner.

(b)	Appraisal Method of the consideration

(i)	Market where consideration will be exchanged

The ordinary shares of HoldCo that will be issued in the Business Combination are expected to be listed on the TSE and Nasdaq.

(ii)	Agency for the exchange

Following registration with the U.S. Securities and Exchange Commission and the listing of the shares on the TSE and Nasdaq, the ordinary shares of HoldCo offered in the Business Combination can be traded by holders through securities brokerage companies in Japan and the United States.

(iii)	Limitation on transfer or other disposal methods of consideration

Not applicable

(iv)	Approval by third parties in order to transfer the consideration or execute

Not applicable

(v)	Market price of the consideration

Not applicable; however, the shares of HoldCo are expected to be listed on the TSE and Nasdaq.

(vi)	Procedures for scenarios where it is possible to receive a refund for the consideration by obtaining treasury shares, refund the shareholding or other equivalent procedures.

Not applicable

(c)	Treatment of Tokyo Electron’s Share Options and Bonds with share options

Under the Tokyo Electron Share Exchange, share option holders of Tokyo Electron will not be allotted share options or cash to their share options of Tokyo Electron.

Pursuant to the terms of the Business Combination Agreement and the Amendment Agreement, all outstanding subscription rights to acquire shares of Tokyo Electron common stock will be acquired without compensation and canceled. Such stock option holders of Tokyo Electron are expected to receive subscription rights to acquire ordinary shares of HoldCo in accordance with the same exchange ratio applied in the Tokyo Electron Share Exchange in the separate process from Tokyo Electron Share Exchange.

There are no outstanding bonds with share options of Tokyo Electron.

(Note)	Treatment of Applied Materials’ Share Options and Bonds with share options Pursuant to the terms of the Business Combination, all outstanding options and other securities exercisable or convertible into shares of Applied Materials common stock will be converted into options and other securities exercisable or convertible into ordinary shares of HoldCo in accordance with the same conversion ratio applied in the Applied Materials Merger.

There are no outstanding bonds with share options of Applied Materials.

(d)	Schedule of the Business Combination

Execution of the Business Combination Agreement	September 24, 2013
Execution of the Amendment Agreement	February 15, 2014
Date of the meeting of the board of the directors of Tokyo Electron to Execute the Tokyo Electron Share Exchange Agreement	To be determined
Notification Date for the Record Date of the respective shareholders meetings of Tokyo Electron and Applied Materials (Tokyo Electron, Applied Materials)	To be determined
Record Date of the respective shareholders meetings of Tokyo Electron and Applied Materials (Tokyo Electron, Applied Materials)	To be determined
Date of the respective shareholders meetings of Tokyo Electron and Applied Materials (Tokyo Electron, Applied Materials)	To be determined
Delisting Date (Tokyo Electron)	To be determined
Closing for the Tokyo Electron Share Exchange (Effective Date)	To be determined
Closing for the Business Combination (Effective Date)	To be determined
Listing Date of the HoldCo (TSE, First Section (foreign))	To be determined

(Note 1)	As soon as reasonably practicable following execution of the Business Combination Agreement, Tokyo Electron and Applied Materials will cause HoldCo to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission in connection with the issuance of HoldCo ordinary shares in the Business Combination and the proxy statement to be sent to Applied Materials’ stockholders in connection with the Applied Materials stockholders meeting to be held with respect to the Business Combination.

(Note 2)	As soon as reasonably practicable following execution of the Business Combination Agreement, Tokyo Electron will cause HoldCo to file a registration statement with the Japanese Financial Services Agency in connection with the issuance of HoldCo ordinary shares in the Business Combination.

(Note 3)	The pending schedule above is determined in connection with the effectiveness of the Form S-4 registration statement. The Companies will announce the pending schedule above when determined. The Companies expect the Business Combination to close in mid to second half of 2014.

(e)	Other contents of the Share Exchange Agreement

To be determined.

The counter party of the Tokyo Electron Share Exchange has not yet been incorporated as of the date of filing this Extraordinary Report and the Share Exchange Agreement will be excused in future.

4.	Basis for Calculation of the Allotment Pursuant to the Tokyo Electron Share Exchange

Reason for Selecting the Consideration, Basis for Calculation, Background of Calculation, Relationship with Financial Advisor, Estimate and Reasons for Delisting, Measures to Ensure Fairness, and Measures to Avoid Conflicts of Interests are as follows, and there are no substantial changes to those items resulting from the Scheme Change.

(1)	Reason for Selecting the Consideration

To achieve the objectives of the Business Combination, under which the Companies aim to be a leading company that will bring new material innovations in the cutting-edge areas by utilizing the complementary strength of each Company, Tokyo Electron and Applied Materials have organized HoldCo in the Netherlands and will become sister companies. Pursuant to the Business Combination, shares of Tokyo Electron and Applied Materials will be delisted and the ordinary shares of HoldCo, which will be the consideration for the Business Combination, are expected to be listed on the TSE and Nasdaq.

(2)	Basis for Calculation

The allotment will be made pursuant to the share exchange ratio of the Business Combination. In order to support their efforts to ensure the fairness of the Share Exchange Ratio from a financial point of view to the shareholders of Tokyo Electron, Tokyo Electron appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and its affiliates, including Morgan Stanley & Co. LLC (collectively “Mitsubishi UFJ Morgan Stanley”) as its independent financial advisor to perform a financial analysis of the Share Exchange Ratio. Please see Attachment 2, “Analysis Outline of the Financial Advisor Regarding the Share Exchange Ratio” with respect to the outline of the financial analysis relating to the Share Exchange Ratio conducted by Mitsubishi UFJ Morgan Stanley regarding the Business Combination. The values per share of Tokyo Electron and Applied Materials and the company status after the Business Combination are not substantially affected by the Scheme Change pursuant to the Amendment Agreement.

(3)	Background of Calculation

The allotment will be made pursuant to the share exchange ratio of the Business Combination. Tokyo Electron carefully negotiated and discussed the Share Exchange Ratio with Applied Materials, comprehensively taking into account various factors including but not limited to as the financial position, assets and business prospects of each of Tokyo Electron and Applied Materials, with Tokyo Electron referring to the financial analyses performed by Mitsubishi UFJ Morgan Stanley. Based on the foregoing, Tokyo Electron came to a decision that the Share Exchange Ratio set out in Section 3. (2), “Outline of the Allotment Pursuant to the Tokyo Electron Share Exchange” was appropriate and reached agreement on the Share Exchange Ratio with Applied Materials.

(4)	Relationship with Financial Advisor

Mitsubishi UFJ Morgan Stanley, which is acting as financial advisor to Tokyo Electron, does not constitute a related party of Tokyo Electron or Applied Materials respectively, and does not have any material interest in connection with the Business Combination other than with respect to the fee it will receive for its services, a substantial portion of which is contingent upon the closing of the Business Combination.

(5)	Estimate and Reasons for Delisting

Ordinary shares of Tokyo Electron will be delisted from the TSE in accordance with applicable delisting criteria. Further, HoldCo will submit a listing application to the TSE and Nasdaq for the shares of HoldCo that will be the consideration for the Tokyo Electron Share Exchange.

(6)	Measures to Ensure Fairness

Tokyo Electron Share Exchange will be commenced as a part of the Business Combination. In addition to receiving the financial analyses relating to the Share Exchange Ratio described above, Tokyo Electron received a written opinion of Mitsubishi UFJ Morgan Stanley dated September 24, 2013, that, as of the date of the opinion and based upon and subject to various assumptions, procedures, factors, qualification and limitations set forth therein, including the assumptions described in Attachment 2, the Share Exchange Ratio pursuant to the Business Combination was fair from a financial point of view to the holders of common stock of Tokyo Electron (“Fairness Opinion”).

Further, Tokyo Electron retained Nishimura & Asahi and Jones Day as its legal advisors for matters relating to the Business Combination.

(7)	Measures to Avoid Conflicts of Interests

The Tokyo Electron Share Exchange will be commenced as a part of the Business Combination. There are no identified conflicts of interests between Tokyo Electron and Applied Materials that will arise as a result of the Business Combination and accordingly, no special measures have been taken.

5.	Corporate name, Address of Headquarter, Name of Representative, Amount of Capital reserve, Amount of Net Assets, Amount of Total Assets and Business Operation of the Wholly-Owning Parent of the Tokyo Electron Share Exchange

Corporate name	To be determined
Address of Headquarter	3-1 Akasaka 5-chome, Minato-ku, Tokyo (Scheduled)
Name of Representative	Representative Partner Tokyo Electron (Scheduled) Executor Tetsuro Higashi (Scheduled) Executor Hirofumi Kitayama (Scheduled)
Amount of Capital reserve	To be determined
Amount of Net Assets	To be determined
Amount of Total Assets	To be determined
Business Operation	Semiconductor Production Equipment, FPD Production Equipment, PV Production Equipment, and Electronic Components and Computer Networks (Scheduled)

6.	Outline of the Company that will be issuing shares that will be consideration

(1) Corporate name, Address of Headquarter, Name of Representative, Amount of Capital reserve, Amount of Net Assets, Amount of Total Assets and Business Operation (Scheduled)

Corporate name	TEL-Applied Holdings B.V. (Note 1)
Address of Headquarter	Kerkenbos 1015, Unit C, 6546 BB, Nijmegen, the Netherlands
Name of Representative	Gary Dickerson, CEO and Executive Director (as of the closing of the Business Combination) Tetsuro Higashi, Managing Director (as of the incorporation)
Amount of Capital reserve	One euro (Note 2)
Amount of Net Assets	Zero euro (Note 2)
Amount of Total Assets	Zero euro (Note 2)
Business Operation

Holding company of Tokyo Electron and Applied Materials (from and after the closing of the Business Combination) (Note 3); and

taking care of the necessary preparations for the Business Combination and business incidental thereto (prior to the closing of the Business Combination)

(Note 1)	The company’s name is as of the date of incorporation. Tokyo Electron and Applied Materials will change the name of HoldCo prior to, or in conjunction with, the closing of the Business Combination. In addition, prior to consummation of the Business Combination, HoldCo will be converted from a private limited liability company (besloten vennootschap) organized under the laws of the Netherlands to a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands.

(Note 2)	The amount of capital reserve, net assets, and total assets are as of the date of incorporation. Prior to the Tokyo Electron Share Exchange, HoldCo will issue to Tokyo Electron Share Exchange Sub an amount of ordinary shares of HoldCo necessary to provide the consideration for the Tokyo Electron Share Exchange. Accordingly, the amount of capital reserve, net assets, and total assets will change.

(Note 3)	HoldCo was established as a wholly-owned subsidiary of Tokyo Electron pending the completion of the Business Combination, and will be a wholly-owning parent company of both Tokyo Electron and Applied Materials after the completion of the Business Combination.

(2) Sales amount, Operating Income, Ordinary Income and Net Income of recent three fiscal years.

N/A since the first time of the accounting period of HoldCo has not yet come.

(3) Name of Major Shareholders and Shareholding Ratio of Major Shareholders

To be determined.

(Note) HoldCo was established as a wholly-owned subsidiary of Tokyo Electron pending the completion of the Business Combination. Shareholders of HoldCo will change in accordance with the shareholders structure of Tokyo Electron and Applied Materials prior to the Business Combination since the shares of HoldCo will be allotted to shareholders of Tokyo Electron and Applied Materials as a consideration in exchange for the shares of Tokyo Electron and Applied Materials in the Tokyo Electron Share Exchange and Applied Materials Merger.

(4) Capital, Personnel and Business Relationship with Tokyo Electron

Capital Relationship	Before the completion of the Business Combination, Tokyo Electron is a direct wholly owning parent company of the HoldCo, but after the completion of the Business Combination, HoldCo is scheduled to be a wholly owning parent company of both Tokyo Electron and Applied Materials.
Personnel Relationship	Tetsuro Higashi, Representative Director of Tokyo Electron, is the initial director of HoldCo. Please refer to the outside of the table for the structure of main officers.
Business Relationship	N/A

The management structure of HoldCo was decided on the September 24, 2013, the execution date of the Business Combination Agreement, and has not been changed as a result of the Scheme Change.

Chairman, Vice Chairmen and Certain Executives of HoldCo

As of the closing of the Business Combination, Chairman, Vice Chairmen and the key executives of the HoldCo will be:

Chairman: Tetsuro Higashi (Current President and Representative Director of Tokyo Electron)

Vice Chairmen: Michael Splinter (Current Executive Chairman and Representative of Applied Materials) and Tetsuo Tsuneishi (Current Vice Chairman and Representative of Tokyo Electron)

CEO: Gary Dickerson (Current President and CEO of Applied Materials)

CFO: Bob Halliday (Current CFO of Applied Materials)

HoldCo Board of Directors as of Closing of Business Combination

As of the closing of the Business Combination, the HoldCo board will be made up of eleven directors with five directors appointed by Tokyo Electron and Applied Materials and one additional director to be mutually agreed upon. Seven of the eleven directors will be independent. Tetsuro Higashi (Tokyo Electron’s current Chairman, and President) will serve as Chairman.

(5) Effect of the Business Combination

The effect of the Business Combination of HoldCo has not changed from September 24, 2013 the execution date of the Business Combination Agreement.

Through the Business Combination, the Companies will build new platforms that will strengthen our cost competitiveness through the efficient usage of management resources, and larger investment for research on a variety of technology based. The HoldCo will aim to promptly realize substantial synergy effects and increase the enterprise value. Specifically the Holdco will expect to achieve US $250 million in (approximately JPY24.7 billion) in annualized run-rate operating synergies exiting the first full fiscal year and US$500 million (approximately JPY49.4 billion) in operating synergies by the end of the third year.

(Note) synergies and stock repurchase amount described above are based on the exchange rate of US$1=JPY98.74

(6) Review in Relation to Actual Sustainability

HoldCo plans to submit a new listing application to the 1st section of the TSE as a foreign company with respect to the HoldCo ordinary shares to be issued in connection with the Tokyo Electron Share Exchange (so called technical listings). The TSE announced on September 24, 2013 that even if the HoldCo applied for the technical listings for the HoldCo ordinary shares, the HoldCo ordinary shares would enter a grace period of loss of actual sustainability (i.e., a time period ending (1) the third anniversary of the last day of the first fiscal year ending after the effective date of the Business Combination, or (2) if such anniversary is not the last day of a fiscal year of the HoldCo, then the last day of the last fiscal year ending before such anniversary), since the TSE concluded that Tokyo Electron would be deemed to lose actual sustainability if the Business Combination was consummated. If HoldCo cannot comply with requirements comparable to the initial listing requirements during the grace period, then the HoldCo ordinary shares will be delisted. However, the Companies believe that HoldCo will submit an application that asks the TSE to review whether HoldCo is in compliance with such requirements and will be able to comply with such requirements during the grace period. The shares of HoldCo will continue to be listed on the TSE even during the grace period and thus, they may be traded as usual, and there will be no impediment to the activities of HoldCo (see the press release “Examination by the Tokyo Stock Exchange in connection with Business Combination with Applied Materials, Inc.” dated September 25, 2013).

7.	Overview of Accounting Treatment

After the Business Combination is consummated, Tokyo Electron is expected to comply with U.S. GAAP. The accounting treatment in relation to the Business Combination has not yet been determined, and will be announced once it is determined.

8.	Future Outlook

There is no effect expected on Tokyo Electron’s business for this fiscal year as a result of the Business Combination.

Attachment 1

Structure of the Business Combination

Attachment 2

Analysis Outline of the Financial Advisor Regarding the Share Exchange Ratio

(Outline of Analysis by Financial Advisor of Tokyo Electron)

Mitsubishi UFJ Morgan Stanley analyzed the Share Exchange Ratio by performing valuation analyses based on Historical Exchange Ratio Analysis, Relative Contribution Analysis, Relative DCF Analysis and Selected Precedent Transactions Premium Analysis methodologies and comprehensively considered the results of such analyses.

In the Historical Exchange Ratio Analysis, Mitsubishi UFJ Morgan Stanley reviewed the implied Share Exchange Ratio in relation to the ratio of the daily closing market price of Tokyo Electron common stock on the Tokyo Stock Exchange converted into US Dollars using a JPY/USD exchange rate as of each corresponding date to the daily closing market price of Applied Materials common stock on the NASDAQ as of such date, for various periods ending September 23, 2013. In the Relative DCF Analysis and Relative Contribution Analysis, Mitsubishi UFJ Morgan Stanley used financial projections of Tokyo Electron and Applied Materials on a stand-alone basis, without considering the effect of the Business Combination, both based on equity research estimates and based on forecasts delivered by the managements of Tokyo Electron and Applied Materials.

The following table summarizes the implied ranges of the Share Exchange Ratio calculated by Mitsubishi UFJ Morgan Stanley under each methodology (assuming that the exchange ratio per common stock of Applied Materials is set at 1).

Methodology	Implied Range of the Share Exchange Ratio
Historical Exchange Ratio Analysis (3-Month Period) (Note 1)	2.68x - 3.43x
Relative Contribution Analysis	0.98x - 3.70x
Relative DCF Analysis	2.21x - 4.29x
Selected Precedent Transactions Premium Analysis	2.78x - 3.67x

As described in Measures to Ensure Fairness (3.(6) in this press release), based on the request from the board of directors of Tokyo Electron, Mitsubishi UFJ Morgan Stanley delivered to the board of directors of Tokyo Electron a written opinion (“Fairness Opinion”) that, as of September 24, 2013, the Share Exchange Ratio agreed upon in the Business Combination Agreement was fair, from a financial point of view, to the holders of Tokyo Electron common stock.

The opinion of Mitsubishi UFJ Morgan Stanley in the Fairness Opinion is based upon and subject to various significant assumptions, disclaimers, matters considered and limitations described in the Fairness Opinion. Mitsubishi UFJ Morgan Stanley did not recommend any particular Share Exchange Ratio to Tokyo Electron or the board of directors of Tokyo Electron as the only appropriate Share Exchange Ratio.

For conditions and assumptions regarding the analyses and opinion, please see Note 2 below.

(Note 1) If either the Tokyo Stock Exchange or NASDAQ was closed while the other stock exchange was open, Mitsubishi UFJ Morgan Stanley applied the closing market price on the prior trading day to such day of the closing market price of those shares where the stock market is closed, to calculate the exchange ratio to review in relation to the implied Share Exchange Ratio, and deemed such day as a trading day

(Note 2) Mitsubishi UFJ Morgan Stanley’s Fairness Opinion and analysis and calculation of the above ranges of the Share Exchange Ratio as the basis thereof, is directed to Tokyo Electron’s board of directors and addresses only the fairness from a financial point of view of the Share Exchange Ratio pursuant to the Business Combination Agreement to holders of shares of common stock of Tokyo Electron as of the date of the Fairness Opinion. The Fairness Opinion and analysis do not address any other aspects of the transaction and do not constitute an opinion or recommendation to any shareholders of Tokyo Electron or Applied Materials as to how such shareholder should vote or act on any matter at any shareholder meeting with respect to the Business Combination. Mitsubishi UFJ Morgan Stanley did not recommend any specific Share Exchange Ratio to Tokyo Electron or its board of directors or that any specific Share Exchange Ratio constituted the only appropriate Share Exchange Ratio for the Business Combination. The Fairness Opinion and analysis do not purport to be an appraisal or to reflect the prices at which shares of common stock of Tokyo Electron, Applied Materials or HoldCo might actually trade.

For purposes of the Fairness Opinion and its analysis, Mitsubishi UFJ Morgan Stanley has:

(a)	Reviewed certain publicly available financial statements and other business and financial information, including equity research estimates, of Tokyo Electron and Applied Materials, respectively;
(b)	Reviewed certain internal financial statements and other financial and operating data concerning Tokyo Electron and Applied Materials, respectively;

(c)	Reviewed certain financial projections delivered by the managements of Tokyo Electron and Applied Materials, respectively;
(d)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Business Combination, prepared by the managements of Tokyo Electron and Applied Materials, respectively;
(e)	Discussed the past and current operations and financial condition and the prospects of Applied Materials, including information relating to certain strategic, financial and operational benefits anticipated from the Business Combination, with senior executives of Applied Materials;
(f)	Discussed the past and current operations and financial condition and the prospects of Tokyo Electron, including information relating to certain strategic, financial and operational benefits anticipated from the Business Combination, with senior executives of Tokyo Electron;
(g)	Reviewed the pro forma impact of the Business Combination on Tokyo Electron’s earnings per share, cash flow, consolidated capitalization and financial ratios;
(h)	Reviewed the reported prices and trading activity for Tokyo Electron common stock and Applied Materials common stock;
(i)	Compared the financial performance of Tokyo Electron and Applied Materials and the prices and trading activity of Tokyo Electron common stock and Applied Materials common stock with that of certain other publicly-traded companies comparable with Tokyo Electron and Applied Materials, respectively, and their securities;
(j)	Reviewed the financial terms, to the extent publicly available, of certain comparable transactions;
(k)	Participated in certain discussions and negotiations among representatives of Tokyo Electron and Applied Materials and certain parties and their accounting, tax and legal advisors;
(l)	Reviewed the Business Combination Agreement, substantially in the form of the draft dated September 23, 2013 and certain related documents; and
(m)	Reviewed such other information and considered such other factors as Mitsubishi UFJ Morgan Stanley deemed appropriate.

Mitsubishi UFJ Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Tokyo Electron and Applied Materials, and formed a substantial basis for its Fairness Opinion and analysis. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Business Combination, Mitsubishi UFJ Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Tokyo Electron and Applied Materials of the future financial performance of Tokyo Electron and Applied Materials. In addition, Mitsubishi UFJ Morgan Stanley assumed that the Business Combination will be consummated in accordance with the terms set forth in the Business Combination Agreement without any waiver, amendment or delay of any terms or conditions and that the exchange of Shares of Tokyo Electron common stock for HoldCo common stock at the Exchange Ratio will be non-taxable for the holders of shares of Tokyo Electron common stock. Mitsubishi UFJ Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Business Combination, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Business Combination. Mitsubishi UFJ Morgan Stanley is not a legal, accounting, tax, regulatory or actuarial advisor. Mitsubishi UFJ Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Tokyo Electron and its legal, accounting and tax advisors with respect to legal, accounting, tax, regulatory or actuarial matters. Mitsubishi UFJ Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Tokyo Electron or Applied Materials, nor has Mitsubishi UFJ Morgan Stanley been furnished with any such valuations or appraisals. The analysis and Fairness Opinion of Mitsubishi UFJ Morgan Stanley was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley as of, the date of the Fairness Opinion. Events occurring after such date might have an effect on the analysis and Fairness Opinion and the assumptions used in preparing it, and Mitsubishi UFJ Morgan Stanley has not assumed any obligation to update, revise or reaffirm its analysis and Fairness Opinion. In arriving at its Fairness Opinion, Mitsubishi UFJ Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to any merger, business combination or other extraordinary transaction involving Tokyo Electron.

The preparation of a fairness opinion and the analysis as the basis thereof is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Mitsubishi UFJ Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Mitsubishi UFJ Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Mitsubishi UFJ Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the range of valuations resulting from any particular analysis described herein should not be taken to be Mitsubishi UFJ Morgan Stanley’s view of the actual value of Tokyo Electron or Applied Materials. In performing its analyses, Mitsubishi UFJ Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Tokyo Electron or Applied Materials. Any estimates contained in Mitsubishi UFJ Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The summary contained herein describes the material analyses performed by Mitsubishi UFJ Morgan Stanley but does not purport to be a complete description of the analyses performed by Mitsubishi UFJ Morgan Stanley.

The Share Exchange Ratio was determined through arm’s length negotiations between Tokyo Electron and Applied Materials and was approved by Tokyo Electron’s board of directors. Mitsubishi UFJ Morgan Stanley’s analysis and Fairness Opinion and its presentation to Tokyo Electron’s representatives was only one of many factors taken into consideration by Tokyo Electron’s board of directors in deciding to approve the Business Combination. Consequently, the analyses as described herein should not be viewed as determinative of the opinion of Tokyo Electron’s board of directors with respect to the Share Exchange Ratio or of whether Tokyo Electron’s board of directors would have been willing to agree to a different share exchange ratio.

Mitsubishi UFJ Morgan Stanley has acted as financial advisor to the board of directors of Tokyo Electron in connection with this transaction and will receive a fee for its services, a substantial portion of which is contingent upon the closing of the Business Combination. In the past, Mitsubishi UFJ Morgan Stanley has provided financial advisory and financing services for Applied Materials and has received customary fees in connection with such services. Mitsubishi UFJ Morgan Stanley may also seek to provide such services to Tokyo Electron and Applied Materials or HoldCo in the future and would expect to receive fees for the rendering of these services.

Please note that Mitsubishi UFJ Morgan Stanley is a global financial services firm engaged in the banking (including financing for Tokyo Electron and Applied Materials), securities, trust, investment management, credit services and other financial businesses (collectively, “Financial Services”). Its securities business is engaged in securities underwriting, trading, and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its underwriting, trading, brokerage and financing activities, Mitsubishi UFJ Morgan Stanley may at any time hold long or short positions, may provide Financial Services to Tokyo Electron, Applied Materials, or companies that may be involved in this transaction and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of Tokyo Electron, Applied Materials, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Mitsubishi UFJ Morgan Stanley, its directors and officers may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of Tokyo Electron, Applied Materials, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Further, Mitsubishi UFJ Morgan Stanley may at any time carry out ordinary course broking activities for Tokyo Electron, Applied Materials, or any company that may be involved in this transaction.

Attachment 3

Description of Tokyo Electron and Applied Materials

	Tokyo Electron		Applied Materials
(1) Company Name	Tokyo Electron Limited		Applied Materials, Inc.
(2) Address	3-1 Akasaka 5-chome, Minato-ku, Tokyo		3050 Bowers Avenue, P.O. Box 58039, Santa Clara, CA 95054
(3) Representative Director	Tetsuro Higashi		Gary E. Dickerson
(4) Business Operation	• Semiconductor Production Equipment • FPD Production Equipment • PV Production Equipment • Electronic Components and Computer Networks		• Silicon Systems • Applied Global Services • Display • Energy & Environmental Solutions
(5) Capital Stock	JPY 54,961 million		$11,970,000
(6) Established	April 6, 1951 (Incorporation) November 11, 1963 (Start of Business)		November 10, 1967

(7) Number of Issued Stock	180,610,911 (As of March 31, 2013)		1,897,228,250 (as of July 28, 2013)
(8) End of Fiscal Year	March 31		Last Sunday of October
(9) Headcounts	(Consolidated Basis) 12,201 (As of March 31, 2013) (Non-consolidated Basis) 1,293 (As of March 31, 2013)		(Consolidated Basis) Approx. 14,526 (as of October 28, 2012) (Non-consolidated Basis) 6,092 (as of October 28, 2012)
(10) Main Banks	• The Bank of Tokyo-Mitsubushi UFJ • Sumitomo Mitsui Banking Corporation		• N/A
(11) Major Shareholders and Shareholding Ratio (For Tokyo Electron as of March 31, 2013. For Applied Materials, each shareholder’s shareholding ratio is calculated by dividing the number of shares held by shareholders as of June 30, 2013 by the total number of issued shares (excluding treasury shares) as of July 28, 2013.)	The Master Trust Bank of Japan, Ltd. (trust account)	10.60%	Harris Associates, L.P.	5.95%
	Japan Trustee Services Bank, Ltd. (trust account)	7.65%	The Vanguard Group, Inc.	4.97%
	Tokyo Broadcasting System Holdings, Inc.	4.27%	State Street Gloval Advisers (SSgA)	3.97%
	Mellon Bank Treaty Clients Omnibus	2.90%	BlackRock Fund Advisors	3.96%
	State Street Bank and Trust Company 505225	2.43%	T. Rowe Price Associates, Inc.	3.63%
	SSBT OD05 OMNIBUS ACCOUNT -TREATY CLIENTS	2.07%	Invesco Advisers, Inc.	3.06%
	Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	2.00%	Fidelity Management & Research Company	2.91%
	The Bank of New York - JASDEC Treaty Account	1.91%	J.P. Morgan Investment Management Inc,.	2.50%
	Northern Trust Co. (AVFC) Sub Account American Clients	1.49%	Artisan Partners, L.P.	2.01%
	State Street Bank and Trust Company 505017	1.46%	AllianceBernstein, L.P. (U.S.)	1.93%

(12)	Relationship between Applied Materials and Tokyo Electron
	Capital Relationship	No capital relationship which should be disclosed between the Companies.
	Personnel Relationship	No personnel relationship which should be disclosed between the Companies.
	Business Relationship	No business relationship which should be disclosed between the Companies.
	Whether either company fall within the Related Party of the other	N/A
(13)	OperatingResults and Financial Status for the Latest 3 Years

Fiscal Year	Tokyo Electron (Consolidated Basis)			Applied Materials (Consolidated Basis)
	March 2011	March 2012	March 2013	October 2010	October 2011	October 2012
Consolidated Net Assets	584,801	598,602	605,127	7,536	8,800	7,235
Consolidated Total Assets	809,205	783,610	775,527	10,943	13,861	12,102
Consolidated Net Assets per Share	3,198.66	3,275.14	3,309.58	$5.67	$6.74	$6.04
Consolidated Sales Amount	668,722	633,091	497,299	9,549	10,517	8,719
Consolidated Operating Income	97,870	60,443	12,548	1,384	2,398	411
Consolidated Ordinary Income	101,919	64,046	16,696	-	-	-
Consolidated Net Income	71,924	36,725	6,076	938	1,926	109
Consolidated Net Income per Share	401.73	205.04	33.91	0.70	1.45	0.09
Dividend per Share	114.00	80.00	51.00	0.27	0.31	0.35

(Note: Numbers are in millions of Japanese Yen for Tokyo Electron, and in millions of US dollars for Applied Materials; however, for Consolidated Net Assets per Share, Consolidated Net Income per Share and Dividend per Share, numbers are in Japanese Yen for Tokyo Electron, and in US dollars for Applied Materials.)

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, corporate structures, transfer pricing policies, technology and employees and realize synergies, savings and growth expected to result from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com; or (2) (i) with respect to media inquiries, Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com, and (ii) with respect to analyst inquiries, Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.co.jp.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.